27422 Portola Parkway, Suite 200 Foothill Ranch, CA 92610-2830 January 5, 2012

Mr. Terence O'Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
filed February 22, 2011
File No. 52105

Dear Mr. O'Brien:
On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing to respond to your letter dated December 29, 2011, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing.
For ease of reference, I have included the text of the Staff's comments in bold-face type below, followed in each case by the Company's response.
Form 10-K for the Fiscal Year Ended December 31, 2010
Contractual Obligations and Commercial Commitments, page 50

1.
In future filings, please revise your contractual obligations table to include scheduled interest payments. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in the footnote, you should provide appropriate disclosure with respect to your assumptions.

Response: The Company notes the Staff's comment and will include scheduled interest payments in its contractual obligations table in future filings.

Mr. Terence O'Brien
Securities and Exchange Commission
January 5, 2012

Note 4 - Conditional Asset Retirement Obligations, page 79

2.
Please describe to us the nature of the downward and upward revisions of cost estimates and explain why the revisions were accounted for separately and not netted. Tell us why the downward revisions in cost estimates were recorded as a decrease in cost of sales in the third quarter while the upward cost revisions were added to the CARO assets to be amortized over the next twenty years. Explain how your treatment complied with accounting guidance, including paragraph 8 of ASC 410-20-35.

Response: Both of the Company's downward and upward revisions of cost estimates relate to the CARO at the Company's Trentwood facility. The downward cost estimate revision was related to an adjustment to the estimated amount of asbestos embedded wires, pipes and furnace seals at the Trentwood facility and the resulting reduction in the estimated cost to remove such materials. The upward cost estimate revision was related to the identification of additional asbestos embedded roofing material at the Trentwood facility and the resulting increase in the estimated cost to remove and dispose of such material. We disaggregated the downward and upward revisions of cost estimates instead of netting the revisions because of the different physical properties and timing of such obligations.
ASC 410-20-35-2 states in part: “An entity shall subsequently allocate that asset retirement expense using a systematic and rational method over its useful life. Application of a systematic and rational allocation method does not preclude an entity from capitalizing an amount of asset retirement cost and allocating an equal amount to expense in the same accounting period.” Based on this guidance, the Company views and accounts for its CARO assets separately from the long lived assets to which the CARO assets relate.
With respect to the downward cost estimate revision, the original CARO liability was discounted over approximately 40 years with 1989 as the inception date. The long discount period resulted in a present value that was significantly less than the cost estimate, and such present value was recorded as a CARO asset and a CARO liability upon the adoption of ASC 410-20. The amortization of this CARO asset over the years from 1989 to 2010 further reduced the value of such CARO asset. As a result, when the Company estimated the new carrying amount of CARO liability in the third quarter of 2010 based on the downward revision of the cost estimate using the credit-adjusted risk-free rate that existed when the original liability was created (in accordance to ASC 410-20-35-8), the resulting reduction in the carrying value of the CARO liability was greater than the minute value of the remaining unamortized CARO asset. Because the value of the CARO asset could not be reduced below zero, the offset to the reduction in CARO liability was recorded as a credit in cost of sales. Furthermore, in accordance to ASC 250-10-45-17, the impact of the change in accounting estimate was recorded in the period of change and the impact to future periods will be recorded on an ongoing basis.
The new carrying value of the CARO liability resulting from the upward revisions of cost estimate along with changes in the timing of the obligation was estimated using the credit-adjusted risk-free rate in the third quarter of 2010. The resulting increase in CARO liability was treated as a new

Mr. Terence O'Brien
Securities and Exchange Commission
January 5, 2012

“layer” of CARO liability and was recognized as an increase in both the CARO liability and CARO asset. Both depreciation expense and accretion expense will be adjusted on a prospective basis.

* * * * * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1770 or by email at dan.rinkenberger@kaiseraluminum.com.

Very truly yours,

/s/ Daniel J. Rinkenberger
Daniel J. Rinkenberger

cc:	John M. Donnan, Kaiser Aluminum Corporation
Cherrie Tsai, Kaiser Aluminum Corporation
Troy B. Lewis, Jones Day